United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Walmart Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Walmart Inc.

RE: The case to vote FOR Proposal No. 7 (“Revisit Plastic Packaging Policies”) on the 2025 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 7 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Proposal No. 7, “Revisit Plastic Packaging Policies,” on the 2025 Proxy Ballot for Walmart Inc. (“Walmart” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request the Board to (re-)examine its plastic production and packaging policies in light of non-biased, objectively verifiable, scientifically accurate, and economically thorough research. It would be best if a quantifiable assessment of fact-based potential policy changes versus current practices, as it affects the Company’s financial position, be included, with a report of its findings published – at reasonable cost and omitting proprietary information – by March 31, 2026.

Introduction

Most pressure groups that act in the name of protecting the environment have a playbook which has been followed for decades. It works as follows: A new cause is quietly conceived (population growth; rainforest destruction; global warming/climate change; plastic straws; etc.). Then activists organize around the issue; raise money; generate text and images to illustrate the depth of the “problem;” produce “research” published by advocacy-oriented non-governmental organizations (NGOs); gin up outrage among (often paid) “grassroots,” aided by supportive media, celebrities and politicians; then leverage other influential institutions – such as academia, social media, and large corporations – to fall into line in support of the agenda. The intended result is for targeted elected officials and government bureaucrats to feel an overwhelming movement of public sentiment so they will implement the activist groups’ desired agenda. Then the pressure groups then go back to their donors, show their successes, to justify more contributions.

Lather, rinse, repeat.

Many of these same players, and some new ones, are following this template in pursuit of their latest concocted “crisis,” which is “plastics pollution.” In the realm of shareholder activism, proposals on the topic have proliferated in recent years1 – which corresponds to a seeming decline in the support for climate and emissions policy proposals.2 Apparently these environmental crisis actors needed a new role to play.

Walmart, Ellen MacArthur and the ’plastics pollution’ narrative

Many corporations center their policies surrounding plastics in their packaging and end products by citing the Ellen MacArthur Foundation (“EMF”) as their authority. In many of its company webpages dedicated to sustainability and other related issues, Walmart pledges fealty and deference to EMF’s alleged expertise on plastics, recycling and the “circular economy.” For example, in its “Recycling Playbook,” the Company adheres to EMF’s “Definition for Recyclability” to establish its policies, as if a normal dictionary wouldn’t suffice.3 The EMF definition offers two steps:

1 Maria Rachal. “Amazon, Yum Brands, Kroger face upcoming shareholder votes on circular packaging,” Packaging Dive, May 10, 2023. See https://www.packagingdive.com/news/packaging-plastics-shareholder-resolutions-as-you-sow/649837/.

2 Lindsey Stewart. “ESG Shareholder Resolutions,” Morningstar Inc. (republished on the Harvard Law School Forum on Corporate Governance), Oct. 4, 2024. See https://corpgov.law.harvard.edu/2024/10/04/esg-shareholder-resolutions/.

3 “The Recycling Playbook,” Walmart Inc., Updated 9/13/2024. See https://www.walmartsustainabilityhub.com/content/dam/walmart-sustainability-hub/documents/project-gigaton/packaging/walmart-recycling-playbook.pdf.

Step 1: Does a ‘system for recycling’ exist in practice and at scale for this packaging category (i.e., at least 30% recycling rate is achieved for over 400 million inhabitants)?

Step 2: Do the various packaging components fit that ‘system for recycling’?

That the EMF definition imposes specific numeric goals and standards indicates an agenda is the priority, rather than standards based on objective research and economic analysis. Further, Walmart repeatedly cites in its “Playbook” its slavish loyalty to EMF’s “New Plastics Economy Global Commitment,”4 referencing that or EMF’s recyclability definition no fewer than 17 times in its 132 pages.

Thus the questions arise: Who is Ellen MacArthur, why is she important, and why should anyone care what she thinks?

Ellen MacArthur

Ellen MacArthur is an accomplished, former British yachtswoman known for sailing around the world in record time.[5] She has authored three autobiographical books that largely cover her sporting exploits, with her last volume also addressing her retirement to shift her focus on environmental efforts.[6] The emphasis of her charitable endeavors is to preserve the world’s “finite resources” by advocating for a “circular economy.”[7]

What made MacArthur an alleged expert on these matters? The story she tells is one of a young girl who, ever since being exposed to sailing at age four, wanted to pursue it for the rest of her life, with the goal to circle the planet.

She tells of trying to save up for her first sailboat by first pursuing an education with plans to become a veterinarian, but was told following her entry exams not to bother applying to college because her grades weren’t good enough.[8]

“I didn’t go to a particularly good school,” she says.

The intensely motivated MacArthur also tells audiences her yachting experiences are what made her think about the world’s “finite resources” – the fact that when a small crew (or herself) on a sailboat in the middle of an ocean must conserve supplies so they will last until the end of its journey, so also is the planet allegedly limited in its natural resources – like food,

4 See https://www.ellenmacarthurfoundation.org/.

5 “Ellen MacArthur DBE,” EllenMacArthur.com, accessed April 21, 2025. See https://www.ellenmacarthur.com/cv.html?ver=3.

6 See https://www.amazon.com/s?i=stripbooks&rh=p_27%3AEllen%2BMacArthur.

7 “What is a circular economy?”, Ellen MacArthur Foundation, accessed April 21, 2025. See https://www.ellenmacarthurfoundation.org/topics/circular-economy-introduction/overview.

8 “Learning and the Circular Economy.” See https://www.youtube.com/watch?v=eOGy683afyo.

minerals, metals, and energy – and thus the only solution to preserve them for future generations is a “circular economy.”

That’s the extent of the basis for her argument – an extrapolation of an anecdotal experience. EMF defines a “circular economy” as follows:9

The circular economy is a system where materials never become waste and nature is regenerated. In a circular economy, products and materials are kept in circulation through processes like maintenance, reuse, refurbishment, remanufacture, recycling, and composting. The circular economy tackles climate change and other global challenges, like biodiversity loss, waste, and pollution, by decoupling economic activity from the consumption of finite resources.

The circular economy is based on three principles, driven by design:

•Eliminate waste and pollution

•Circulate products and materials (at their highest value)

•Regenerate nature

Underpinned by a transition to renewable energy and materials, the circular economy is a resilient system that is good for business, people, and the environment.

In our current economy, we take materials from the Earth, make products from them, and eventually throw them away as waste – the process is linear. In a circular economy, by contrast, we stop waste being produced in the first place.

“What struck me was just how fast we go through this stuff that we ultimately know is finite,” MacArthur says, without offering any scientific or economic evidence to justify her views, nor outside objective sources for her information.[10] She says the problem is a “linear system” in which too much is thrown away, when “we have no ‘away.’”

Further emphasizing its founder’s view, EMF states that “waste is a human invention.”[11]

9 “What is a circular economy?”, Ellen MacArthur Foundation, accessed April 21, 2025. See https://www.ellenmacarthurfoundation.org/topics/circular-economy-introduction/overview.

10 “Learning and the Circular Economy.” See https://www.youtube.com/watch?v=eOGy683afyo.

11 “Regenerate nature,” Ellen MacArthur Foundation, Feb. 16, 2022. See https://www.ellenmacarthurfoundation.org/regenerate-nature.

That would come as news to the millions of towns and communities around the world that capably and responsibly remove, isolate, and direct their residents’ waste to locations like landfills, storage sites, incinerators, and other projected uses for either repurposing or long-term, environmentally safe placement. Many such sites, managed best in first-world nations with capitalist economies, often are converted into other uses such as public parks.12 13

As is the case with the standard environmentalism playbook, selective facts are chosen to establish a case for action on an anti-capitalism agenda that is derived from an emotional, limited observation extracted from one’s own experience. This is developed with a superficial rationale, but without grounding in real-world data, statistics, observations, calculations, science, or economics.

Dr. Chris DeArmitt, one of the world’s top plastics materials scientists, told The Telegraph in London:14

“The green lobby seems keen to change the definition of ‘recyclable’ from ‘can be recycled’ to ‘is likely to be recycled’ and then get upset when plastics don’t meet their new definition,” says Dr. DeArmitt. “But that’s not how language, science or the law works.”

He points out that plastic is “recyclable” in the way that a football is “kickable.” If the football sits there not being kicked, do you blame the football manufacturer or the lazy footballer? (Similarly “littering” is the act perpetrated by the person dropping an item, not the material from which the item is made.)

The solution proposed by most environmental groups is to just ban it altogether. They don’t like plastics because they are made from fossil fuels, ergo they are evil. “This is short-sighted and completely ignores second-order effects,” says Dr. DeArmitt. There is a widely held misconception that plastic must be recycled in order to make it green. That’s not true, argues Dr. DeArmitt, it already is. Scores of full lifecycle studies have shown that in 93 per cent of packaging cases, plastic is the option with the smallest environmental impact.

Activism, plastics and the ‘circular economy’

As Proposal No. 7 points out, shareholder proponents who address the “plastics pollution crisis” most frequently cite two reports as the primary sources for their policy positions:

12 “Revegetating Landfills and Waste Containment Areas Fact Sheet,” U.S. Environmental Protection Agency, accessed April 24, 2025. See https://www.epa.gov/sites/default/files/2015-08/documents/revegetating_fact_sheet.pdf.

13 Nicole Bruce. “15 Landfills That Were Transformed Into Stunning Parks,” Thrillist.com, July 27, 2015. See https://www.thrillist.com/culture/15-landfills-that-are-now-stunning-parks-wastelands-converted-into-parks.

14 Ben Wright. “The myth of plastic recycling is finally unravelling,” The Telegraph, Oct. 14, 2024. See https://www.telegraph.co.uk/environment/2024/10/14/myth-plastic-recycling-finally-unravelling/.

Breaking the Plastic Wave,15 published by the Pew Charitable Trusts, and Plastics: The Costs to Society, the Environment, and the Economy,16 by WWF (formerly World Wildlife Fund).

The ideological pressure groups behind these reports are just two among several (along with EMF) that have joined together to insist corporations like Walmart adopt their “circular economy” concepts with regard to plastics.17 Others include the globalist World Economic Forum18 and the United Nations Environment Programme, and prolific shareholder activist group As You Sow.19

The advocacy groups’ reports cited in Proposal No. 7 contain anything but objective research. Both are filled with narratives, images and graphics designed to drive readers to one conclusion: reduce plastics and demand “circular economy” policies. The reports, and others like them, are devoid of anything that could be considered the product of rigorous research that would consider replicable science, cost-

benefit analyses, assessment of alternatives, and other factors. For example, betraying their bias and the fact there was no semblance of an objective approach, the WWF report chapters (all-caps preserved below to convey the activists’ urgency!) following the introduction are titled:

•THE PROBLEM: SOCIETY AND GOVERNMENTS ARE UNKNOWINGLY BURYING THEMSELVES IN INCREASING PLASTIC DEBT

•BARRIERS TO ACTION: MANY OF THE NECESSARY SOLUTIONS ARE ALREADY KNOWN, BUT GLOBALLY WE HAVE FAILED TO IMPLEMENT THEM FOR SEVERAL REASONS

•THE WAY FORWARD: A GLOBAL TREATY COULD PROVIDE THE NECESSARY MECHANISM FOR GOVERNMENTS TO EFFECTIVELY TACKLE THE PLASTIC CRISIS AND SECURE PUBLIC SUPPORT

Much of what WWF calls “research” are based on “model calculations,” which produce findings based on data inputs obtained mostly from other advocacy groups – including Pew’s Breaking the Plastic Wave report! Such models’ results are often the outcome of the “garbage-in, garbage-out” phenomenon (no pun intended).

15 See https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

16 See https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf

17 Joseph Winters. “Under pressure from activist investors, big brands agree to report and reduce plastics use,” Grist, March 5, 2024. See https://grist.org/accountability/under-pressure-from-activist-investors-big-brands-agree-to-report-and-reduce-plastics-use/.

18 See https://www.weforum.org/stories/circular-economy/.

19 “Circular Economy Program,” As You Sow, accessed April 23, 2025. See https://www.asyousow.org/our-work/circular-economy.

These groups, which use their own propaganda to try to justify the corporate behaviors they hope to change, do not hide their intentions. The WWF report was written by Dahlberg Advisers, which is described as “a strategy consulting firm that works to build a more inclusive and sustainable world where all people, everywhere, can reach their fullest potential. We partner with and serve communities, governments, and companies providing an innovative mix of services – advisory, investment, research, analytics, and design – to create impact at scale.”

As the standard-bearer cited by Walmart, the EMF is a wholly inappropriate determinant of how the Company should design and execute its plastics policies. Rather than an objective, unbiased and broadly respected research institution, instead EMF serves as yet another propaganda organ for the purpose of amplifying the agenda for the environmental Left. As opposed to serious research to determine whether a “circular economy” is a feasible and economically sensible concept that can work in the real world, a scan of the organization’s website simply assumes that it will work. With that in mind, visitors to ellenmacarthurfoundation.org can find agenda items like the following:

•“Improving climate emissions accounting to accelerate the circular economy transition”

•“The circular economy: a ‘triple play’ solution for achieving China’s climate objectives”

•“The marketing playbook for a circular economy”

•“Unlocking the potential of a nature-positive, circular economy for Europe”

•“We need Extended Producer Responsibility (EPR) policy for textiles”

•“Unlocking a reuse revolution: scaling returnable packaging”

•“Upstream Innovation: a guide to packaging solutions”

•“Completing the picture: How the circular economy tackles climate change”

•“The New Plastics Economy: Rethinking the future of plastics & catalysing action”

•“The Plastics Pact Network’s Six-Year Journey Towards Eliminating Plastic Pollution and Waste”

•A “negotiation timeline for a UN treaty to end plastic pollution”

The biased “reports” like EMF’s, Pew’s and WWF’s lack impartial scientific or economic foundations, and should not determine whether a corporation adopts a policy or implements a practice. Such decisions should only follow serious, measurable, and objective research grounded in real-world viability analysis and cost-benefit considerations.

The information and reporting produced by EMF and other “circular economy/plastics pollution” narrative-drivers are simply one thing: advocacy. “Transitions” aren’t objective research. “Climate objectives” aren’t objective research. “Marketing playbooks” aren’t objective research. “Unlocking nature-positive potential” isn’t objective research. “Extended Producer Responsibility policies” aren’t objective research. A “reuse revolution” isn’t objective research. “Upstream innovations” aren’t objective research. “Catalysing action” isn’t objective research. Pacts and treaties are not objective research.

Worse, in its opposition response to Proposal No. 7 in the proxy statement, Walmart doesn’t even pretend it has undertaken any serious scientific or cost-benefit analysis with regard to its plastics policies.20 Rather than ask whether a “circular economy” is a good thing, a bad thing, is affordable or attainable, the starting point is the assumption that it is a desirable outcome:

Walmart already transparently and comprehensively reports on its strategies to optimize packaging to improve the customer experience and reduce waste, while supporting materials innovation and investing in programs that support circularity.

Businesses should always strive for ways to become more operationally efficient, improve products (and packaging), reduce costs, stay legal, and responsibly conduct itself in a way that meets customer, community and shareholder expectations. These factors are what’s important – not the capitulation to a comparative few voices who seek to force inefficient, unnecessary and costly behaviors on a company due to their own misconceived perceptions of the world. Not a single shred of objective study or economic research findings to support Walmart’s plastics policies are identified anywhere on its website or in its proxy statement. Instead all shareholders get are goals to “achiev[e] true circularity” by imposing things like reducing “plastic packaging intensity,” without any type of disclosure that it actually reduces pollution, protects the environment, economizes operations or saves money.

Advocating for policies is fine for many organizations. Presenting their rhetoric and ideas as objective, unbiased research – as Walmart does – is not.

Examples of real, objective research on plastics

What advocates (like Ellen MacArthur herself21) call for, essentially, is to recycle and repurpose everything – again and again, endlessly. In their imaginary world a “zero waste” (and

20 “Notice of 2025 Annual Shareholders’ Meeting,” Walmart Inc., April 24, 2025. See https://stock.walmart.com/_assets/_1a9b2ecde815f476eb7ba08b9c77bd49/walmart/db/950/9949/proxy_statement/2025+Proxy+Statement.pdf.

21 “Learning and the Circular Economy.” See https://www.youtube.com/watch?v=eOGy683afyo.

emissions) economy is possible.22 With their fact- and science-free propagandizing, they have successfully pressured companies like Walmart – which in yet another of its online “sustainability” pages has adopted the agenda of the Zero Waste International Alliance – to adopt their “zero waste” slogan.23

Yet even pro-plastics recycling organizations understand that reuse has its limits. For example, the Association of Plastic Recyclers states, “One should remember that while ‘eternal recycling’ is a philosophical goal, the laws of thermodynamics teach that eternal recycling is like perpetual motion and cannot be achieved. Virgin material is always needed.”24

To determine whether even a fraction of the practicality and goals of what the likes of MacArthur, EMF, Pew and WWF espouse, and the degree to whether even a partial “circular economy” is achievable in a way that makes economic sense, then at least an attempt at cost-benefit analysis is necessary – especially when corporate profitability and shareholder resources are at stake.

Proposal No. 7, within its required 500-word limit, highlights that single-use (“SUPs”) “plastics pollution” is exaggerated and anything but a “crisis.”25 To the degree there is a problem, it has more to do with disposal practices than with production and use.26

Following are examples of other findings, from non- (or at least less-) biased research that counters the demonizing “plastics pollution” narrative – readers interested in more detail can find further information at links in the footnotes:

•A study of comparative sanitary quality between disposable versus reusable plastic food service items (utensils, plates, etc.) found that “microorganism levels for reusable food service items was consistently higher than for disposable items sampled;” “The percentage of reusable samples with delectable microorganisms was approximately two times that of disposable items;” and “Disposable have less potential for bacterial contamination.”27

22 “Ellen MacArthur Foundation report: Industry must make up gap to achieve zero emissions target,” Sustainable Plastics, Sept. 25, 2019. See https://www.sustainableplastics.com/news/ellen-macarthur-foundation-report-industry-must-make-gap-achieve-zero-emissions-target.

23 “Waste: circular economy,” Walmart Inc., viewed May 15, 2025. See https://corporate.walmart.com/purpose/esgreport/environmental/waste-circular-economy.

24 “Virgin vs. Recycled Plastic Life Cycle Assessment Energy Profile and Life Cycle Assessment Environmental Burdens,” The Association of Plastic Recyclers, May 12, 2020. See https://plasticsrecycling.org/wp-content/uploads/2024/08/APR-Recycled-vs-Virgin-LCA-May2020.pdf.

25 https://www.nature.com/articles/s41598-018-22939-w#MOESM1

26 https://oursharedseas.com/wp-content/uploads/2019/11/Jambeck_et_al_Plastic-waste-inputs-from-land-1.pdf

27 Morton S. Hilbert and James Henderson. “DISPOSABLES VERSUS REUSABLES: A study of Comparative Sanitary Quality,” University of Michigan School of Public Health & Michigan Department of Natural Resources. October 2015. See https://pleass.com/wp-content/uploads/2015/10/packaging_03.pdf.

•For sanitation and contamination reasons, post-consumer recycled (PCR) plastic cannot be used for many medical and pharmaceutical purposes and products.28 “Given the regulatory environment surrounding medical-grade plastics, the resins used need to be consistent in order to adhere to stringent quality and performance criteria. Introducing PCR and PIR content into the process can lead to variations in consistency, and in turn, potential negative human health impacts.” Walmart cited this as part of the reason it could not reach its recyclable packaging content goals by 2025.29

•An assessment of 16 applications where plastics are used across five key sectors (packaging, building and construction, automotive, textiles, and consumer durables), accounting for about 90 percent of the global plastic volume show that in 15 of the 16 applications a plastic product incurs fewer GHG emissions than their alternatives.30 “In these applications, plastic products release 10% to 90% fewer emissions across the product life cycle,” a study in Environmental Science & Technology reports. “Furthermore, in some applications, such as food packaging, no suitable alternatives to plastics exist.”

•To the degree plastic debris reaching bodies of water is an issue, the problem is one of waste management, not production, according to university researchers published in Science magazine.31

•Most of the plastic packaging analyzed in the Great Pacific Garbage Patch came from Asia,32 as did 86 percent of the plastic carried into oceans by rivers, according to a 2017 study in Nature.33 The rest came from Africa and South America. Some scientists, including PhD ecologist and Greenpeace co-founder Dr. Patrick Moore, contend that “plastics are not toxic, they are inert,” and that many plastics particles floating in the sea are beneficial to marine life.34

28 Circularity for Healthcare Plastics: The Challenges and Opportunities, Healthcare Plastics Recycling Council, viewed April 24, 2025. See https://www.hprc.org/wp-content/uploads/2022/04/White-Paper-on-Circular-Healthcare-Plastics.pdf.

29 Maria Rachal. “Walmart says it’s unlikely to meet 2025 plastic, recycling targets,” Packaging Dive, March 11, 2025. See https://www.packagingdive.com/news/walmart-packaging-sustainability-goals-plastic/741982/.

30 Fanran Meng, Miguel Brandão, Jonathan M Cullen. “Replacing Plastics with Alternatives Is Worse for Greenhouse Gas Emissions in Most Cases,” Environmental Science & Technology, Jan. 30, 2024. See https://pubs.acs.org/doi/10.1021/acs.est.3c05191.

31 Multiple authors. “Plastic waste inputs from land into the ocean,” Science, Feb. 12, 2015. See https://oursharedseas.com/wp-content/uploads/2019/11/Jambeck_et_al_Plastic-waste-inputs-from-land-1.pdf.

32 Ibid.

33 Multiple authors. “River plastic emissions to the world’s oceans,” Nature, June 7, 2017. See https://www.nature.com/articles/ncomms15611.

34 Dr. Patrick Moore. “The great Pacific garbage patch twice the size of Texas is fake,” BizPacReview.com, Nov. 15, 2021. See https://www.bizpacreview.com/2021/11/15/hold-for-michele-the-great-pacific-garbage-patch-twice-the-size-of-texas-is-fake-1162875/.

•By even the most doomsaying estimates of how much plastic is in the oceans, it is still only equal to just 0.00000000002% of the water bodies’ mass.35 This is the equivalent of placing 1/60,000th of an ounce of plastic into an Olympic-size swimming pool containing more than five million pounds of water.

Our own test on Walmart’s preferred ‘circular solutions’ tool

Using a Walmart-sponsored online evaluation tool, PlasticIQ,[36] we compared the life cycle analysis of a representative annual run of “hard to recycle” fully virgin plastic containers versus a “recycle ready” version that contains 25-percent post-consumer recycled content.[37] This is a “clamshell” type of packaging used by supermarket chains for their in-store bakeries and delicatessens, typically for food products like cookies, cupcakes, or pre-sliced meats or cheeses.

In our test with Walmart’s preferred app, due to the density differences between the “recycle-ready” versus the “hard-to-recycle” material, this substitution – not unfamiliar in the world of recycling – produced several negative environmental outcomes.

For the recycle-friendly version, while eight percent of the packaging could be recycled again, the additional pollution result by weight was far worse than the “hard-to-recycle” option.

According to the PlasticIQ test calculation, the recycle-friendly version of the packaging created 77 percent more pollution than the virgin plastic container. Forty-one percent more of the recycle-ready packaging, by weight, would end up at landfills. Thirty-four percent more of the recycle-ready packaging, by weight, would end up being incinerated. And greenhouse-gas emissions showed an INCREASE for the “recycle friendly” option, due to its extra weight.

As you can see, the costs to a company for shifting to this type of production are significantly higher for recycle-ready packaging. You can be certain these kinds of costs and outcomes apply to other types of plastics packaging.

Thus Walmart and other companies forcing such changes in their packaging pay significantly more for feel-good measures that accomplish no benefit for the environment.

35 James D. Agresti, “Are the Oceans Plagued by Plastic?”, JustFactsDaily.com, Feb. 28, 2015. See https://www.justfactsdaily.com/are-the-oceans-plagued-by-plastic.

36 See https://plasticiq.org/.

37 See https://nlpc.org/wp-content/uploads/2025/05/Plastic-clamshell-PET-comparison-to-OPS.pdf.

Unrealistic pledges lead to unmet goals

As has been the case with unrealistic “Net Zero” climate initiatives that are now falling apart,38 the U.S. Plastics Pact39 – yet another pressure scheme largely driven by EMF40 – has given up expecting its signees (or “activators,” which once included Walmart41 but now no longer seems to be the case42) to comply with its original 2020 goal of making 100% of their plastic packaging reusable, recyclable or compostable by 2025.43 Most goals have now been pushed to 2030, but as with the environmentalists’ other pipedreams like zero emissions and electric vehicle adoption, expect those also to altogether disappear as the end of the decade approaches. The Wall Street Journal reported less than a year ago:

Today, less than 10% of plastic waste in the U.S. is recycled annually, according to a 2023 report from the National Academy of Sciences. While companies frequently tout pilot projects for plant-based plastics or paper bottles, the problem is expected to get worse in the future. Recent projections have found that plastic waste could triple by 2060, according to the Organization for Economic Cooperation and Development.

Walmart, the biggest retail enforcer of plastic packaging requirements44 – by imposing demands on suppliers as a condition for contracting with them for the Company’s private brands45 46 47 – had to admit its own shortcomings when it comes to renewable plastics.48 The company won’t come close to reaching its 2025 targets.

Even one of the most strident environmental groups – Greenpeace – has concluded that recycling is a failure. In an October 2022 report it stated:49

38 Simon Jessop. “JPMorgan becomes latest U.S. lender to quit Net-Zero Banking Alliance,” Reuters, Jan. 7, 2025. See https://www.reuters.com/business/environment/jpmorgan-says-leave-net-zero-banking-alliance-2025-01-07/.

39 See https://usplasticspact.org/.

40 “The Plastics Pact Network’s Six-Year Journey Towards Eliminating Plastic Pollution and Waste,” Ellen MacArthur Foundation, August 5, 2024. See https://www.ellenmacarthurfoundation.org/plastics-pacts-scaling-impact.

41 “U.S. Plastics Pact Activators,” U.S. Plastics Pact, accessed April 23, 2025. See https://usplasticspact.org/about/activators-of-the-u-s-plastics-pact/.

42 See https://usplasticspact.org/activator/walmart/.

43 H. Claire Brown. “Companies Kick the Plastic Can Down the Road (Again),” Wall Street Journal, June 10, 2024. See https://www.wsj.com/articles/companies-kick-the-plastic-can-down-the-road-again-f503b8b0.

44 Katie Pyzyk. “Have an idea to reduce retail packaging? Walmart wants to hear it.,” Packaging Dive, June 3, 2024. See https://www.packagingdive.com/news/have-an-idea-to-reduce-retail-packaging-walmart-wants-to-hear-it/717674/.

45 “What is Walmart doing to minimize packaging waste?,” Walmart Inc. Accessed April 23, 2025. See https://corporate.walmart.com/askwalmart/what-is-walmart-doing-to-minimize-packaging-waste.

46 “Sustainable Packaging Progress,” Walmart Sustainability Hub, viewed May 15, 2025. See https://www.walmartsustainabilityhub.com/waste/sustainable-packaging/progress.

47 “Guide to Walmart’s Packaging and Sustainability Requirements,” EcoEnclose, updated Oct. 1, 2024. See https://www.ecoenclose.com/resources/retailer-guide/walmart.

48 Maria Rachal. “Walmart says it’s unlikely to meet 2025 plastic, recycling targets,” Packaging Dive, March 11, 2025. See https://www.packagingdive.com/news/walmart-packaging-sustainability-goals-plastic/741982/.

49 Tegan Gregory. “Circular Claims Fall Flat Again,” Greenpeace, October 24, 2022. See https://www.greenpeace.org/usa/circular-claims-fall-flat-again/.

Mechanical and chemical recycling of plastic waste has largely failed and will always fail because plastic waste is: (1) extremely difficult to collect, (2) virtually impossible to sort for recycling, (3) environmentally harmful to reprocess, (4) often made of and contaminated by toxic materials, and (5) not economical to recycle.

False claims about recycling can bring regulatory action and lawsuits

In recent years Colgate-Palmolive Company, another U.S. Plastics Pact participant or “activator,” has made exaggerated claims about contributing to the “circular economy” with “recyclable toothpaste tubes.” This should cause the reader to recall Dr. DeArmitt’s “kickable football” example cited earlier in this report. Just because an item is “recyclable” doesn’t mean anybody actually recycles it.

And the evidence overwhelmingly shows that pretty much no one recycles toothpaste tubes.50 On its special webpage explaining its tubes’ recyclability, Colgate advises consumers to “simply squeeze out as much of the toothpaste from the tube as you can, put the cap back on and place the tube in your recycling bin.” Unfortunately local jurisdictions won’t accept those spent tubes and sort them to be recycled.

As a result, Colgate’s foray into developing and wasting shareholder resources to create a recyclable toothpaste tube could very well cost far more than it was worth – and mostly because people in the real world know it won’t be recycled. That’s why the Company has been targeted with a class-action lawsuit in California.

“Plaintiffs say the company’s on-product claims that some Colgate and Tom’s of Maine (a Colgate subsidiary) monomaterial tubes are recyclable is misleading because the tube typically is not locally recyclable in practice,” reported Packaging Dive.51 “They said a ‘miniscule’ number of people in the U.S. can actually recycle these tubes curbside because few MRFs accept them, despite Colgate’s claims that they can be recycled with other No. 2 HDPE containers such as milk or detergent jugs.”

Colgate’s request to dismiss the lawsuit was denied.

Keurig Dr. Pepper faced a similar challenge after it claimed in 2019 and 2020 10-K annual report filings that its K-cup pods could be “effectively” recycled, even though most

50 “We’re committed to reducing the environmental impact of brushing,” Colgate-Palmolive Company, Accessed April 23, 2025. See https://www.colgate.com/en-gb/mission/environmental-impact/products.

51 Katie Pyzyk. “Plastic tube recyclability has ramped up rapidly, but not without some tumult,” Packaging Dive, May 7, 2024. See https://www.packagingdive.com/news/plastic-tube-recyclability-has-ramped-up-rapidly-but-not-without-some-tumu/715127/.

facilities would not accept the packaging.52 The drink company reached a $1.5 million settlement with the Securities and Exchange Commission for “false disclosures.”53 Colgate’s language about the recyclability of its toothpaste tubes in its most recent 10-K report is not very different from Keurig Dr. Pepper’s about its K-cups, which could open the Company to a similar complaint and outcome with the SEC.54

As is obvious, bogus “recyclability” claims in pursuit of a phony “circular economy” not only can cause real losses for shareholders, but could also create reputational, litigative and financial risk for Walmart, which due to its outsized influence as a major retailer could be even more vulnerable.

Conclusion

By its own admission, whether intentionally or not, Walmart has mindlessly subjugated its product and packaging decision-making to progressive activists instead of scholarly expert research. In its capitulation to a political agenda, rather than follow scientifically rigorous and economically sensible analysis, Walmart has done all its stakeholders a disservice with regard to its plastics policies. Worse, it’s influence and buying power pressures other vendors to follow suit up and down the supply chain.

The Company without question has also infused its products with higher costs which will likely increase negative environmental outcomes, not produce better ones. Worse, Walmart – with its extensive demands on plastics packaging that the Company itself cannot even meet – may have opened itself up to regulatory scrutiny and financial and litigative consequences. With overall prices rising due to other pressures such as economic headwinds and tariffs, Walmart can ill-afford to pour unnecessary additional costs into its products.55 56

Therefore, National Legal and Policy Center urges stockholders to vote FOR Proposal No. 7 (“Revisit Plastic Packaging Policies”) on the 2025 Proxy Ballot for Walmart Inc.

52 Form 10-K annual report, year-end 2019, Keurig Dr. Pepper Inc. See https://www.sec.gov/Archives/edgar/data/1418135/000141813520000007/kdp-10kx12312019.htm.

53 H. Claire Brown. “Keurig Dr Pepper Said Its K-Cups Could Be Recycled. Not So, Says SEC.,” Wall Street Journal, Sept. 10, 2024. See https://www.wsj.com/articles/keurig-dr-pepper-said-its-k-cups-could-be-recycled-not-so-says-sec-3766e992.

54 Form 10-K annual report, year-end 2024, Colgate-Palmolive Company. See https://www.sec.gov/Archives/edgar/data/21665/000002166525000008/cl-20241231.htm.

55 Jaewon Kang. “Walmart CEO Warns Food Prices Are Causing ‘Frustration and Pain’,” Bloomberg, Feb. 28, 2025. See https://www.bloomberg.com/news/articles/2025-02-28/walmart-ceo-warns-food-prices-are-causing-frustration-and-pain.

56 Sarah Nassauer. “Walmart Plans to Raise Prices Because of Tariffs,” Wall Street Journal, May 15, 2025. See https://www.wsj.com/business/retail/walmart-wmt-q1-earnings-report-stock-2026-b978bcf5.

Photo credits:

Page 3: Ellen MacArthur - EllenMacArthur.com

Page 4: Ellen MacArthur – World Economic Forum/Creative Commons

Page 6: EllenMacArthurFoundation.com

Page 8: Plastic bundles – JoslynLM/Creative Commons

Page 11: Bakery cupcakes at Walmart – Hiromy/Creative Commons

Page 13: Colgate recyclable toothpaste tube campaign – Colgate-Palmolive Company

Page 14: Walmart store – JeepersMedia/Creative Commons

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